Mail Stop 4561

December 16, 2008

VIA U.S. MAIL AND FAX (212)547-2700

Mr. Andrew C. Richardson
Chief Financial Officer and Treasurer
Northstar Realty Finance Corp.
399 Park Avenue, 18th Floor
New York, New York 10022

Re: Northstar Realty Finance Corp.
        File No. 001-32330
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        September 30, 2008
        Definitive Proxy on Schedule 14A

Dear Mr. Gardner:

        We have reviewed your filing and have the following comments. In our
comments, we may ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 2. Properties, page 47

1.   In future filings, please disclose the average annual rental per square foot as of the end of the end of your most recently completed fiscal year. Please provide this information on a portfolio basis.

2.   In future filings, as applicable, please identify each property with a book value equal to ten percent or more of your total assets as of the end of your most recently completed fiscal year. Also identify each property with gross revenue equal to ten percent or more of your aggregate gross revenues for the last fiscal year.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

3.   We note that you made distributions in excess of cash flows from operating activities during the fiscal year ended 2007 as well as in the quarterly period ended September 30, 2008. In future filings, please discuss the source(s) of these distributions, in the Liquidity and Capital Resources section of your MD&A section, as this disparity raises concerns about the sustainability of distributions into the future. Please provide this disclosure in future filings and tell us how you plan to comply.

Form 10-Q for the quarterly period ended September 30, 2008

Consolidated Balance Sheets, page 3

4.   It appears that your disclosure of available for sale securities combines securities you have elect to account for using the fair value option under SFAS 159. Explain to us how your presentation complies with paragraph 15 of SFAS 159.

Notes to Condensed Consolidated Financial Statements

1. Formation and Organization

Joint Ventures

Wakefield Capital LLC, page 7

5.   Please tell us how you accounted for the issuance of $100 million in preferred stock of Wakefield Capital LLC to Inland American Real Estate Trust. In your response, specifically address how you applied the guidance in SAB Topic 5H.

3. Fair Value of Financial Instruments, page 12

6.   Explain to us how you have met all of the disclosure requirements of paragraph
        19 of SFAS 159. Specifically, tell us where you have disclosed the information
        required by paragraphs 19a and 19d of SFAS 159.

Fair Value Option, page 15

7.   We note your disclosure that the $249.9 million transition adjustment to retained
        earnings as a result of the adoption of SFAS 159 does not include the write-off of
        $34.6 million of deferred costs associated with exchangeable senior notes, N-Star
        bonds payable and liability to subsidiary trusts issuing preferred securities.
        Explain to us how you have complied with the guidance in paragraph 26 of SFAS
        159.

Definitive Proxy Statement

Executive Compensation and Other Information, page 14

Compensation Discussion and Analysis, page 14

8.   We note that you have disclosed the names of some, but not all, of the companies
        that you consider your peer group. Specifically, you have not disclosed the names
        of four externally-managed REITs, hedge funds and private equity funds in the
        real estate and finance sectors and private equity funds with $1 to $5 billion of
        assets under management. Please identify all companies to which you have
        compared yourself as well as the compensation components you used in your
        comparisons. Additionally, please explain how you used the "subset" of your
        peer group. Please provide this disclosure in future filings and tell us how you
        plan to comply.

9.   We note your disclosure of the factors the compensation committee looks at when
        determining base salaries which include the company's performance, individual
        performance and the scope of each of your executive officer's responsibilities,
        experience and performance. We also note that your compensation committee
        tries to keep your executive officer's base salary levels competitive with the base
        salaries of other executives with similar responsibilities at comparable companies.
        Please specifically explain how such factors led the compensation committee to
        set the base salary amounts that it did for 2007 and 2008. Please provide this
        disclosure in future filings and tell us how you plan to comply.

10.   We note that annual cash bonuses and annual equity incentive awards are based, in part, on overall company performance and each executive officer's contribution to the performance of the company. Please disclose the company's performance and each executive officer's contribution to the performance of the company and specifically explain how each of these factors led the compensation committee to set the annual cash bonuses and annual incentive awards that it did in 2007. Please provide this disclosure in future filings and tell us how you plan to comply.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Phil Rothenberg, Staff Attorney at (202) 551-3466 or Tom Kluck, Legal Branch Chief at (202) 551-3233 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief